

January 25, 2013

Stephen Garland
Chief Executive Officer
Heatwurx, Inc.
6041 South Syracuse Way, Suite 315
Greenwood Village, CO 80111

> **Re: Heatwurx, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 11, 2013**
> **File No. 333-184948**

Dear Mr. Garland:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1.   We note your revised fee table in response to prior comment 1. Please further revise to reflect each security comprising the units separately in the table.

Prospectus Cover Page

2.   With a view toward clarified disclosure, please tell us the status of your application to list your shares and warrants on the NYSE MKT exchange. In particular, tell us whether you plan to move forward with your offerings prior to obtaining a listing on the NYSE MKT.

3.   We note your responses to prior comments 4 and 32 and the revised disclosure on the cover page of the selling stockholders prospectus that the selling stockholders may not sell any of their common stock until the underwriters have completed the primary offering "excluding the overallotment portion." Please clarify whether the selling stockholders offering can commence prior to the completion of the primary offering in the event the underwriters choose to exercise the overallotment option. If it may

commence before the overallotment shares are sold, please revise to disclose how the price of the overallotment shares differs from the price of the shares being offered by the selling stockholders and include appropriate risk factor disclosure. Otherwise, please revise to state that the secondary offering will not begin until the primary offering has been completed.

Revenue, page 22

4. We see the revisions made in response to prior comment 12. To the extent that it impacted revenues, please further revise to also discuss any changes in the volume or price of units sold during the periods presented. Refer to Item 303(a)(3) of Regulation S-K.

Executive Compensation, page 34

5. Please update your disclosure pursuant to Item 402 of Regulation S-K for the last completed fiscal year ended December 31, 2012.

Underwriting, page 44

6. We note your response to prior comment 21. Given his participation in the distribution of your shares in a public offering, please provide us with a detailed analysis as to whether Mr. Giles should be identified as an underwriter within the meaning of Section 2(a)(11) of the Securities Act with respect to the shares that he will sell to you in connection with the overallotment option.

Note 4. Acquisition, page F-11

7. Please refer to prior comment 26. We reference the statement on page 39 that as of the date of the asset purchase agreement, Mr. Giles owned 50% of the company and also owned the acquired technology. Please tell us how you considered that the two entities were under common control and the assets should be transferred at historical cost under FASB ASC 805-50-30.

Selling Stockholders Prospectus Cover Page, page SS-2

8. We note your response to prior comments 4 and 29 and your revised disclosure that you "have assumed" that the selling shareholders will sell their stock at $5.15 per share. Please note that given the lack of an established trading market for your shares, the offering price must be fixed and disclosed as such; it is not appropriate to assume what the price will be. Refer to Item 501(b)(3) of Regulation S-K and Schedule A, paragraph 16 of the Securities Act of 1933. While we have no objection if you disclose that the shares being offered by the selling stockholders will be sold at the disclosed fixed price until your shares are listed on the NYSE MKT and thereafter at prevailing market prices

or privately negotiated prices, the offering price must be fixed until that time. Please revise your disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via e-mail): Howard J. Kern